February 7, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549-7010

Attention: Carlos Pacho, Senior Assistant Chief Accountant

Re:	DeVry Education Group Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 25, 2016
File No. 001-13988

Dear Mr. Pacho:

We are in receipt of your comment letter dated January 25, 2017 to DeVry Education Group Inc. (“DeVry Group”).  On behalf of DeVry Group, we have addressed your comment letter by reproducing each comment below in bold text and providing DeVry Group’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Fiscal Year Ended June 30, 2016 vs. Fiscal Year Ended June 30, 2015, Revenues, pages 64 -69

1. Please enhance your discussion of the known trends, events, or uncertainties that have had or will have materially favorable or unfavorable impacts on the results of your operations in your Business, Technology and Management (BTM) segment. Specifically, please discuss factors including enrollment, tuition, regulatory changes, competition, and the economic environment that have impacted and are expected to impact your future results of operations for the BTM segment. In this regard, we note that the revenues in your Business, Technology, and Management segment have declined by 23% and you anticipate continued declines in fiscal year 2017. Please refer to Commission Release No. 33-8350.

DeVry Group’s Response

An introductory discussion of DeVry Group’s consolidated revenues begins on page 64 of the Form 10-K for Fiscal Year Ended June 30, 2016, and includes a general discussion of segment and institution component increases and decreases in revenue. A more detailed discussion of DeVry University’s revenue results is on pages 68-70 of the Form 10-K. In our Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2016, filed on February 2, 2017, we have revised the revenue introductory discussion to read as follows with the bold sentence added in order to direct the reader to the more detailed discussions in the sub-section specifically related to the Business, Technology and Management segment. We intend to include this additional language in the MD&A disclosures in all future filings.

DeVry Education Group • 3005 Highland Parkway • Downers Grove, IL 60515 • 630.515.7700 • devryeducationgroup.com

REVENUE

Total consolidated revenue for the second quarter of fiscal year 2017 of $456.4 million increased $0.1 million as compared to the year-ago quarter. For the first six months of fiscal year 2017, total consolidated revenue increased $8.6 million or 1.0% to $906.2 million, as compared to the year-ago period. Included in the second quarter and first six months of fiscal year 2017 revenue is $31.0 million and $60.5 million, respectively, related to the fiscal year 2017 acquisition of Association of Anti-Money Laundering Specialists (“ACAMS”) and acquisitions at DeVry Educacional do Brasil (“DeVry Brasil”) of Grupo Ibmec Educacional S.A. (“Grupo Ibmec”) which occurred late in the second quarter of fiscal year 2016 and Faculdade de Imperatriz (“Facimp”) which occurred in the fourth quarter of fiscal year 2016. Excluding the effect of the increase in value of the Brazilian Real as compared to the U.S dollar of $7.2 million and $11.7 million, total consolidated revenue decreased 1.5% and 0.3%, as compared to the year-ago quarter and six-month period, respectively. Constant currency calculations assume conversions of local currency amounts at exchange rates in effect in the year-ago period as compared to those conversions at exchange rates in effect during the current fiscal year period. On a constant currency basis, revenue declines in the second quarter and first six months of fiscal year 2017 were driven by revenue declines at DeVry University of 23.6% and 23.9%, as compared to the year-ago quarter and six-month period, respectively, driven by a decline in total student enrollment. Within the Medical and Healthcare segment, revenue declined 0.2% in the second quarter of fiscal year 2017, as compared to the year-ago quarter, driven by declines in student enrollment at Carrington and DeVry Medical International (“DMI”), which offset enrollment increases at Chamberlain, but revenue rose by 2.7% for the first six months of fiscal year 2017, as compared to the year-ago period, driven by growth in total student enrollment at Chamberlain and tuition price increases at DMI. Revenue also rose within the International and Professional Education segment on a constant currency basis, including the acquisitions noted above, by 49.9% and 50.4%, as compared to the year-ago quarter and six-month period, respectively, which partially offset the revenue declines in the other segments. Revenue results by segment are discussed in more detail in the sections below.

Management expects that for the third quarter of fiscal year 2017, revenue will be down 3 to 4 percent as compared to the third quarter of fiscal year 2016. For the full fiscal year 2017, revenue is expected to be flat to down approximately 1 percent compared to the prior fiscal year. Revenue growth within the International and Professional Education and Medical and Healthcare segments along with the expected higher value compared to the prior year of the Brazilian Real as compared to the U.S. dollar are expected to be offset by DeVry University’s continuing planned revenue declines resulting from the impact of lower new and total student enrollments.

In our Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2016, filed on February 2, 2017, our detailed discussion of DeVry University’s revenue results has been revised as follows in response to your requests in this comment. We intend to include this additional detail in the MD&A disclosures in all future filings when discussing DeVry University revenue.

Business, Technology and Management

Revenue in the Business, Technology and Management segment, which is composed solely of DeVry University, decreased 23.6% to $122.4 million in the second quarter and decreased 23.9% to $243.3 million for the first six months of fiscal year 2017, as compared to the year-ago periods, as a result of a decline in student enrollment as DeVry University repositions itself to stabilize enrollment. Enrollment declines are expected to continue for the remainder of fiscal year 2017, which will result in lower revenue. Increased discounting and use of scholarships have also contributed to the decline in revenue. Key trends in revenue, enrollment and tuition pricing are set forth below.

DeVry University Undergraduate Student Enrollment:

	Fiscal Year 2017
Term	July 2016		Sept. 2016		Nov. 2016		Jan. 2017
New Students	2,953		3,432		3,092		2,528
% Change over Prior Year	(26.2%	)	(14.3%	)	7.2%		(16.7%	)
Total Students	24,213		24,540		24,015		22,994
% Change over Prior Year	(22.6%	)	(22.9%	)	(20.3%	)	(21.6%	)

	Fiscal Year 2016
Term	July 2015		Sept. 2015		Nov. 2015		Jan. 2016		Mar. 2016		May 2016
New Students	4,000		4,006		2,883		3,036		2,970		2,982
% Change over Prior Year	(18.6%	)	(24.0%	)	(31.4%	)	(29.1%	)	(28.5%	)	(21.9%	)
Total Students	31,293		31,843		30,132		29,313		28,069		26,492
% Change over Prior Year	(15.9%	)	(20.1%	)	(21.2%	)	(22.7%	)	(22.4%	)	(23.3%	)

DeVry University Graduate Student Enrollment:

	Fiscal Year 2017
Term	July 2016		Sept. 2016		Nov. 2016		Jan. 2017
Total Coursetakers	9,742		10,146		9,589		9,553
% Change from Prior Year	(19.4%	)	(21.6%	)	(23.1%	)	(22.8%	)

	Fiscal Year 2016
Term	July 2015		Sept. 2015		Nov. 2015		Jan. 2016		Mar. 2016		May 2016
Total Coursetakers	12,084		12,937		12,463		12,368		11,699		10,810
% Change from Prior Year	(12.7%	)	(16.7%	)	(17.7%	)	(18.1%	)	(20.1%	)	(21.7%	)

The term “coursetaker” refers to the number of courses taken by a student. Thus, one student taking two courses is counted as two coursetakers.

DeVry University new undergraduate student enrollment increased 7.2% for the November 2016 session as compared to the same session last year. This increase was principally the result of former students of ITT Educational Services enrolling in DeVry University programs after it ceased operations. For the January 2017 session, new undergraduate student enrollment declined 16.7% as compared to the same session last year.

Tuition Rates:

•
For fiscal year 2017, DeVry University’s U.S. undergraduate tuition is $609 per credit hour for new students. If a student was enrolled before September 2015, they will continue to pay $609 per credit hour for up to seven credit hours and $365 for each credit hour in excess of seven credit hours as they are covered under DeVry University’s Fixed Tuition Promise (“FTP”). DeVry University has frozen both undergraduate and graduate tuition for the past several years. These amounts do not include the cost of books, supplies, transportation and living expenses.

•	For fiscal year 2017, Keller Graduate School of Management (“Keller”) program tuition per course is $2,298. This rate is unchanged from the prior year.

•
Any tuition rate increases after July 2017 will apply only to newly enrolled students. Existing students will pay the tuition they were paying at the time DeVry University adopted its FTP or, if later, at the time of their enrollment. To remain eligible for the FTP students may not miss more than five consecutive sessions.

Management believes the decreases in undergraduate and graduate enrollment and the resulting continued decline in revenue have been due to several factors which have resulted in a reduction in interest and lower demand for DeVry University’s programs, including the following:

•
Heightened competition from both public and private-sector education providers. Management believes heightened competition at the local level has increased, as traditional four-year colleges are targeting adult students, DeVry University’s largest student segment, to a much greater extent. In addition, public-sector and independent colleges are taking share from national competitors.

•
Our competitors offer programs and degrees at a lower price than DeVry University. While students appear willing to pay a higher price for private independent colleges, DeVry University is more expensive than many of its public and private-sector competitors. This has resulted in increasing pricing pressure which hinders revenue growth. DeVry University has not raised it’s per credit hour tuition since July 2012 and does not anticipate having the ability to raise prices in the near-term.

•
Regulatory and other legal actions and the claims contained in these actions may have diminished DeVry University’s reputation in the education sector. These actions and the resulting negative publicity may have decreased interest by potential students. Management believes the settlement of the FTC litigation and our denying of all wrongdoing should enable DeVry University to alleviate potential student concerns; however, we cannot quantify how this may affect future enrollment.

•
The regulatory environment in which DeVry University currently operates and the national attention on the for-profit education industry, including the failure of several high profile competitors, hinders our ability to attract new students which is expected to continue into the foreseeable future.

•
The state of the general economic environment has had an impact on price sensitivity and the ability and willingness of students to incur debt to finance their education. Also, during periods when unemployment rates decline or remain stable, as in recent years, prospective students have more employment options and may forgo or delay obtaining a postsecondary education.

New student enrollment declines will continue to drive down total student enrollment which will result in revenue declines on the magnitude of the percentage declines in total students. To address the issue of declining enrollment, DeVry University is focused on implementing management’s transformation strategy, which includes both near-term actions to stabilize enrollments and sustain positive economics and longer-term investments to increase competitiveness and differentiation. Management’s plans include attracting additional new students and improving the persistence of existing students. Over the long-term, management’s goal is to transform DeVry University by improving the student experience and programs, addressing affordability and improving awareness of the university’s programs. Management expects to accomplish this with more efficient marketing, launching new, flexible programs, creating shorter programs, creating certificate programs, deploying a new student-centric scheduling system, optimizing the pricing structure and the use of scholarships, and increasing focus on corporate and employer relationships. Indicative of our efforts to improve enrollment is the launch of the “DeVry Tech” initiative in January 2017. This initiative infuses a foundation of technology skills, or “Tech Path,” into all of DeVry University program offerings. Whether a student is taking a healthcare program, a business program or a technology program, they will graduate with not only an expertise in their chosen major, but also a strong foundation of technology skills that will help them bring together people, processes, data and devices to help solve business problems for their employer. Management believes this approach will further establish a reputation for DeVry University graduates as highly valued employees recognized for using technology to solve problems.

DeVry University Undergraduate and Graduate Student Enrollment, page 69

2. Please enhance your discussion of management’s plans to further align the cost structure and increase efficiencies by incorporating more specific plans of how you intend to implement these cost-saving measures including the closure and consolidation of additional campuses of DeVry University. Please refer to Commission Release No. 33-8350.

DeVry Group’s Response

In our Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2016, filed on February 2, 2017, our discussion of DeVry University’s plans to further align the cost structure to match revenue declines has been revised as follows in response to your request in this comment. We intend to include this additional detail in the MD&A disclosures in all future filings when discussing DeVry University cost reduction efforts.

DeVry University enrollment declines have reduced revenue by almost 50% since fiscal year 2014. In response, management has focused on increasing cost efficiencies and has reduced costs by approximately 48% over this time period through the following methods:

•
Analyzing facility usage requirements and rightsizing the DeVry University footprint in each market in which it operates. Management made the decision to close or consolidate certain DeVry University campuses while balancing the potential impact on enrollment and student satisfaction. Since the beginning of fiscal year 2014, DeVry University has closed 39 campus locations and completed additional campus size reductions. This is expected to result in full fiscal year 2017 facility costs that are approximately $34 million, or 45%, lower compared to fiscal year 2014. As of the commencement of the January 2017 session, DeVry University operates 60 campus locations. No further campus closures are currently anticipated; however, management has made the decision to sell the DeVry University owned facility in Pomona, California and is intending to remain in this market in a smaller leased space. Management is also currently renegotiating leases in several other markets to reduce space and lower future operating costs.

•
Optimizing course scheduling to better utilize classrooms and faculty and simplifying program offerings. The average class size at DeVry University has increased from historical levels of 17 students to 20.5 students in fiscal year 2017.

•
Adjusting staffing and management structure within DeVry University. Total full-time faculty and administrative headcount at DeVry University has decreased from 2,595 in fiscal year 2014 to 1,270 in fiscal year 2017. Direct cost of instruction labor costs are expected to be approximately 58% lower in fiscal year 2017 as compared to fiscal year 2014. This process of adjusting staffing costs will continue into the near-term as management continually evaluates needs based on enrollment trends. This may result in future staff reductions as well as management realignment. DeVry Group home office administration costs have also been reduced and will continue to be evaluated based on the need to support a smaller DeVry University organization. Home office costs allocated to DeVry University have declined approximately 29% for the first six months of fiscal year 2017, compared to the year-ago six-month period.

•
Managing advertising expenditures. In the second quarter of fiscal year 2017, management reduced advertising expense by $10 million as compared to the second quarter of fiscal year 2016. Advertising expense in the second half of fiscal year 2017 is expected to decline as well, but at a lower rate.

Please contact Patrick J. Unzicker, Senior Vice President, Chief Financial Officer and Treasurer, at (630) 515‑4527 or Kathleen A. Carroll, Vice President and Controller, at (630) 515-5456, should you have any questions regarding our responses or any related matters.
Sincerely,
DeVry Education Group Inc.

By:	/s/ Lisa W. Wardell

Title:	President and Chief Executive Officer

By:	/s/ Patrick J. Unzicker

Title:	Senior Vice President, Chief Financial Officer and Treasurer